Exhibit 99.1

Luda Technology Group Limited has signed a sales blanket agreement worth about RMB1.6 billion to supply pipeline fittings for the Yulong Island Refining and Chemical Integration Project (Phase one).

Hong Kong, July 31, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”) (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today that the Company has signed a sales blanket agreement worth about RMB1.6 billion with Shandong Yulong Petrochemical Company, Limited to supply pipeline fittings for the Yulong Island Refining and Chemical Integration Project (Phase one).

Regarding the Yulong Island Refining and Chemical Integration Project (Phase One), the Company had previously secured a tender for the supply of stainless steel flanges. Building on this success, the Company has now entered into a sales blanket agreement for the supply of pipeline fittings. This further demonstrates the confidence that leading industry participants place in the Company’s products and reflects customer’s trust in the Company’s capabilities to support major industrial developments. The agreement highlights the Company’s proven track record, technical expertise, and commitment to delivering high-quality products and solutions for large-scale projects. It also reaffirms the Company’s ability to meet stringent customer requirements through reliable performance, superior product quality, and operational excellence. The Company is pleased to continue supporting the Yulong Island Refining and Chemical Integration Project and contributing to the successful execution of this landmark refining and petrochemical development.

The Company believes that this significant contract award will not only contribute to financial performance but also further strengthen its position as a trusted supplier to the petrochemical and refining industries. The award enhances the Company’s reputation and supports its strategy of sustainable growth, while creating long-term value for shareholders and other stakeholders. Going forward, the Company remains committed to securing high-quality projects and delivering innovative, reliable solutions that meet the evolving needs of its customers.

Mr. Ma Biu, Chief Executive Officer of Luda Technology, commented:

“We are delighted to further expand our involvement in the Yulong Island Refining and Chemical Integration Project, a landmark development that represents an important milestone for Luda Technology. This agreement reflects our customer’s continued confidence in the quality of our products and our ability to deliver for large-scale, technically complex industrial projects. It reinforces our commitment to providing high-quality products, dependable execution, and exceptional service, while creating sustainable value for our customers, shareholders, and other stakeholders.”

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the uncertainties related to market conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

Email: ir@ludahk.com

Phone: +852 2994 8774